Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 24 January 2024

APPOINTMENT OF DIRECTOR WITH NEW ENERGY AND DECARBONISATION EXPERTISE AND CHANGES TO COMMITTEE MEMBERSHIP

Woodside Board and Committee renewal

Woodside announces changes to the membership of its Board of Directors, as part of its continuous review of Board skills and composition. These changes are intended to enhance Woodside’s Board and Committees so that they are best placed to support Woodside’s global operations and strategic growth opportunities through the energy transition.

Appointment of Mr Ashok Belani

The Woodside Board is pleased to announce the appointment of Mr Ashok Belani as a non-executive Director, effective 29 January 2024.

“As part of our ongoing Board renewal, it is important that our next non-executive Director appointment has extensive expertise in new energy and petroleum sector decarbonisation. After a global search, it is a pleasure to welcome Ashok to the Board of Woodside,” Woodside Chair, Mr Richard Goyder said.

“Ashok adds new energy, technology and innovation expertise to our Board. He brings a deep technological background to the Board’s oversight of energy transition and climate strategy, alongside an understanding of policy settings designed to drive decarbonisation in the energy sector. He has an accomplished record in leading decarbonisation technology at SLB (formerly Schlumberger) which will be of substantial benefit to Woodside in its strategy to thrive through the energy transition.”

Mr Belani holds a Master of Science in Petroleum Engineering from Stanford University and a Bachelor of Technologies in Electrical and Electronics from the Indian Institute of Technology, New Delhi.

During his 43-year tenure at SLB, a global technology company, Mr Belani held several roles including President Reservoir Characterization, Executive Vice President Technology and most recently, Executive Vice President New Energy where he was responsible for deploying differentiated technologies and practices to decarbonise exploration and production operations, and the development of new avenues of growth in emerging markets with carbon-neutral technologies. He remains a Strategic Advisor to SLB.

Mr Belani currently serves on the boards of Malaysia-based Gentari Sdn. Bhd., US-based Enervenue, Inc. and India based AMGreen Group. Mr Belani is also a member of the Board of AStar, the agency for science and technology for the Government of Singapore.

Mr Belani joins Woodside as an independent non-executive Director and member of the Audit & Risk, the Sustainability and the Nominations & Governance Committees.

Mr Belani will stand for election as a non-executive Director at the Annual General Meeting in April 2024.

Anticipated retirement of Mr Frank Cooper and Mr Gene Tilbrook from the Woodside Board

Two of Woodside’s long-serving directors, Mr Frank Cooper, AO and Mr Gene Tilbrook, are anticipated to retire from the Woodside Board at or before the Annual General Meeting in April 2024.

Mr Cooper, AO joined the Woodside Board in February 2013 and was Chair of the Audit & Risk Committee throughout his tenure.

Mr Tilbrook has served nine years on the Woodside Board and was Chair of the Human Resources & Compensation Committee from 2019 to 2023.

Committee changes

Mr Arnaud Breuillac replaced Mr Gene Tilbrook as Chair of Woodside’s Human Resources & Compensation Committee, effective 7 December 2023. Mr Tilbrook remains a member of the Human Resources & Compensation Committee.

Mr Ben Wyatt joined as a member of Woodside’s Audit & Risk Committee and ceased as a member of the Sustainability Committee, effective 7 December 2023.

Contacts:

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.